Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Toll Free:1 (800) 80 - MAZOR usa@MazorRobotics.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

For Immediate Release

Mazor Robotics to Report First Quarter 2014 Financial Results on May 7, 2014

CAESAREA, Israel, April 30, 2014 – Mazor Robotics Ltd. (TASE:MZOR; NASDAQGM:MZOR), a developer of innovative guidance systems and complementary products, announced today that it will report financial results for the first quarter ended March 31, 2014, before the U.S. markets open on Wednesday, May 7, 2014.

The company will host a conference call to discuss these results on Wednesday, May 7, 2014, at 8:30 AM ET (3:30 PM IST).  Investors within the United States interested in participating are invited to call 888-549-7750 and reference the Conference ID: 4681223.   Participants in Israel can use the toll free dial-in number 1-809-21-4368 and reference the same Conference ID number.  All other international participants can use the dial-in number 1-480-629-9770, using the same Conference ID.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 1-800-406-7325 and reference the Replay Access Code: 4681223. All international callers can dial 1-30-590-3030, using the same Replay Access Code. To access the webcast, please visit www.mazorrobotics.com, click ‘Investors.’

About Mazor

Mazor Robotics is dedicated to the development and marketing of innovative surgical guidance systems and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance®, is a state-of-the-art surgical guidance system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 45,000 implants worldwide. Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology. For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
212/850-6020; 646/201-5447

John Carter – Media
jcarter@evcgroup.com
(212) 850-6021

www.mazorrobotics.com